May 21, 2009

Via Edgar, Telecopy and Overnight Mail

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street N.E.

Washington, D.C. 20549

Re:	Heritage Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
Form 8-K filed April 30, 2009
File No. 000-29480

Dear Mr. Webb:

This letter sets forth the responses of Heritage Financial Corporation (the “Company” or “Heritage”) to the additional comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 7, 2009 in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Form 8-K filed on April 30, 2009.

The relevant text of the Staff’s comments has been included in this letter. The numbering of the Company’s responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill, page 29

1. We have reviewed your response to prior comment three from our letter dated April 6, 2009. In your response, you indicate that you are using a “shortcut” method to try to approximate the fair value of your reporting unit. Specifically, your test assumes that since the book value of your Heritage Bank reporting unit represents 90% of the Company’s total book value, that 90% of the market capitalization of the Company (plus a 20% control premium) approximates the fair value of your Heritage Bank reporting unit. Your response indicates that you do try to determine whether any specific facts would indicate that the fair value of your Heritage Bank reporting unit would differ substantially from the relative percentage of the Company’s fair value, but your response does not elaborate on what these considerations were and the specific factors evaluated. The staff acknowledges that there may be certain circumstances where a less robust determination of fair value may be reasonable, such as circumstances where it is clearly evident that the reporting unit is not impaired and there are no triggers for interim impairment testing (for example, see paragraph 27 of SFAS 142), but this does not appear to be the case in the Company’s fact pattern. In this regard, the staff notes that the Company’s market capitalization is below book and has been for a significant period of time, the market capitalization of the Company continues to decrease and the Company has reduced income due to higher provisions and impairment charges. Therefore, the staff believes that a more robust fair value determination is required in order to comply with the impairment testing and fair value measurement guidance in SFAS 142. Specifically, please address the following:

•

Tell us all of the factors evaluated and considerations made in reaching the conclusion that it was reasonable to assume that because the Heritage Bank reporting unit represented 90% of the book value of the Company that it also represented 90% of the fair value of the Company;

•	Provide us with any analyst reports supporting your conclusion, particularly any reports that may indicate growth rate assumptions at your different reporting units;

•	Discuss the nature of the assets and liabilities in your other reporting units;

•	Tell us whether you have ever tried to sell your other reporting unit(s) separately; and

•	Tell us whether you perform cash flow projections for the different reporting units for management purposes.

Management Response:

Heritage Financial Corporation has two bank subsidiaries, Heritage Bank and Central Valley Bank. Each of the banks is considered a reporting unit. The parent company conducts no business outside of the subsidiaries. Both subsidiaries are Washington state-chartered commercial banks. The nature of their assets and liabilities are very similar. The assets of both banks consist substantially of loans (mostly commercial loans) and the liabilities of both banks consist primarily of customer deposits. The main differences between the two banks are size and market areas. Heritage Bank is the significantly larger institution. As of December 31, 2008, Heritage Bank’s total assets were $808 million compared to total assets of $137 million for Central Valley Bank.

As for market areas, Heritage Bank is located in the south Puget Sound region of the state. This portion of the state is relatively highly populated and has many types of industries. It also includes two large military bases, two shipping ports and as well as numerous state government offices. Central Valley Bank is located in the central portion of the state. This portion of the state is lower populated and much of the economy focuses on agriculture. The area within Heritage Bank’s market area (primarily Thurston and Pierce Counties) has been and is forecasted (per the Washington State Office of Financial Management) to be a faster growing area than the Central Valley Bank market area (primarily Yakima County).

Core deposits growth is an indicator of economic growth of a region as well as being a factor in the valuation of a bank (as calculated through core deposit premiums). From December 31, 2004 to December 31, 2008, Heritage Banks grew its core deposits (total deposits less time deposits over $100,000) at a cumulative annual growth rate of 8.5%. Over the same period, Central Valley Bank grew its core deposits at a cumulative annual growth rate of 3.6%.

For the goodwill impairment analysis as of December 31, 2008, the Company did not engage any consultants or analysts regarding growth rate assumptions. In addition, the Company did not perform cash flow projections for the different reporting units nor have we attempted to sell either of the reporting units.

Heritage Bank’s total common equity was 86.19% of the Company’s common equity (“approximately 90%” was stated in the previous response to the Commission, however, 86.19% was used for the actual analysis as of December 31, 2008). This approach was considered reasonable considering the similarities between the Company and Heritage Bank. Heritage Bank is the most significant asset of the Company.

Management believes that the approach used at December 31, 2008 was reasonable. Management used what we believed to be conservative measures such as a 20% control premium when an analysis prepared by a market analyst of purchase premiums paid from 2004 to 2006 for peer banks up to $400 million market capitalization showed this was low (mean average one-day purchase premium was 27.29% and median average was 23.64%). Furthermore, we did not give Heritage Bank an additional premium for being the reporting unit with the higher growth potential. This approach still resulted in an analysis showing a 9% excess of fair value over book value of Heritage Bank at December 31, 2008.

2. It appears that your market capitalization remains significantly below the book value of your equity. Please advise us whether you performed an interim impairment test as of March 31, 2009. If not, explain how you analyzed the difference to conclude that an interim impairment test is not necessary. If you have performed an interim impairment test, provide us with a summary of your results in Step 1 and Step 2, if applicable.

Management Response:

Due to the fact that the market value of our stock remained below our book value, we performed an interim impairment test for the quarter ended March 31, 2009. We began by performing Step 1. Step 2 would be performed only if impairment was noted as a result of Step 1. Management engaged a valuation consultant to assist in the analysis.

In examining the fair value of Heritage Bank, the consultant considered the indicated valuation results utilizing the following three approaches:

1.	The Comparable Transactions Approach was based on Level 2 inputs pursuant to SFAS No. 157. In the application of this approach, the consultant reviewed the acquisition multiples or ratios relative to reported earnings, book value, tangible book value, assets and core deposits paid for other bank franchises in recent periods. They then applied such multiples to the Heritage Bank’s financial data to determine a range of value. In the derivation of such pricing multiples or ratios which were applied to Heritage Bank, they made various qualitative valuation adjustments pertaining to Heritage Bank to take into account the various similarities and differences between Heritage Bank and the companies included among the comparable transactions groups selected.

2.	The Control Premium Approach was based on a combination of Level 1 inputs (the quoted price for the Company’s stock as a proxy for Heritage Bank’s value) and Level 2 inputs (an estimated control premium based on comparable transactions as applied to Heritage Bank’s estimated public equivalent value). Since Heritage Bank’s assets, equity and earnings comprise the substantial majority of the Company’s consolidated financial results; the consultant used the trading price of the Company’s stock and its implied market value as a basis for this approach.

3.	The Discounted Cash Flow Approach was based on Level 3 inputs including future projections based on assumptions derived from Heritage Bank’s budget and estimates by the consultant.

All approaches were considered in the determination of fair value. The results indicated the fair value of Heritage Bank exceeded the carrying value of Heritage Bank by approximately $14 million or 17%. Management reviewed the consultant’s valuation analysis and concurred with the results. Since the fair value of the reporting unit exceeded the carrying amount, there was no goodwill impairment noted in Step 1. Therefore, Step 2 was not performed.

Item 8.	Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Investment Securities, page F-17

3. We have reviewed your proposed disclosures in response to prior comment four from our letter dated April 6, 2009. You state that based upon your assessment of expected credit losses of your collateralized mortgage obligations, given the performance of the underlying collateral compared to your credit enhancement, you concluded these securities were not other-than-temporarily impaired as of December 31, 2008. To help us better understand your assessment of OTTI for these collateralized mortgage obligations, please provide us with the following additional information:

•	Tell us the amount and number of securities under each of your impairment models (i.e., those assessed under SFAS 115, EITF 99-20, etc.);

•	Tell us the amount of unrealized losses less than twelve months and greater than twelve months at December 31, 2008;

•	Tell us how you concluded that some of the securities were impaired as of December 31, 2008, while others were not;

•	Tell us the credit ratings for the securities deemed other than temporarily impaired and for the securities deemed not other than temporarily impaired as of December 31, 2008;

•	Tell us whether any of these securities were downgraded subsequent to December 31, 2008 and explain how that impacted your other that temporary impairment analysis at year end; and

•	Tell us whether you recorded any other than temporary impairment charges on these securities as of March 31, 2009.

Management Response:

We obtained all of the private collateralized mortgage obligations in the July 2008 redemption-in-kind of the AMF Ultra Short Mortgage Fund. All of these securities were marked to market at that time. Therefore, as of December 31, 2008, all of the unrealized losses were less than twelve months.

Our conclusion as to impairment of some securities and not others was based on analysis performed by management. Management reviewed all of the securities for potential other-than-temporary impairment. Since the unrealized losses were less than six months in duration and management had the intent and ability to retain its investment in the securities for a period of time sufficient to allow for any anticipated recovery in market value, management focused on the financial condition and future cash flows of the security. The following steps were performed:

1.	The current Moodys and S&P ratings for all private collateral mortgage obligations (“CMOs”) were reviewed. Any securities rated below investment grade were selected for specific analysis. In addition, any securities with unrealized losses greater than $25,000 and 25% of book value were also selected for specific analysis. This resulted in 23 securities with $1.49 million of unrealized losses being evaluated out of a total of 66 securities with $1.83 million of unrealized losses for the entire private CMO portfolio. Management evaluated nineteen of these securities under EITF 99-20 and four under SFAS 115. Due to a lack of materiality, no further analysis was performed on the remaining 43 securities with aggregate unrealized losses of $340,000 as of December 31, 2008.

2.	Losses factored into the book value were calculated for each selected security. This is the percentage the book value is less than the par value. Management views this as the percentage of losses in par value the security can realize without the Company experiencing losses in its investment. The Company recognized an impairment of these securities previously in the form of a June 2008 OTTI charge of the AMF Ultra Short Mortgage Fund and an additional charge at the time of the July 2008 redemption-in-kind. As a result, for many securities, the book value subsequent to the redemption-in-kind was much less than the par value. The Company considers the book value obtained in the redemption-in-kind as its carrying value. For example, if a security had a market price that was 70% of par value at the time of the redemption, a 30% loss could be realized by this tranche before the Company would realize a loss to the carrying value of the security.

3.	A loss probability analysis was performed on each security to calculate whether the estimated losses of the security were greater than the losses factored into the book value of the security. The analysis compared market loss projections (a projection issued by third-party publications of the amount of loss the CMO issuance projected to incur) to a breakeven loss analysis (the amount of loss our tranche within the CMO issuance could sustain before impacting our carrying value). From this comparison, if the projected losses were less than the breakeven loss threshold for the Company’s investment in the security, then the security impairment was considered temporary since the ultimate credit loss was less than our carrying value and was going to be recovered as the Company had the intent and ability to hold to recovery. However, if it appeared the losses were going to be greater than the breakeven loss threshold for the Company’s investment in the security, then the security impairment was considered other-than-temporary.

Following are the credit ratings for the private collateralized mortgage obligations (percentages based on pre-OTTI amortized cost):

	Credit Rating as of December 31, 2008
	AAA	AA	A	BB	B	CCC
Securities deemed other than temporarily impaired	0%	55%	5%	0%	12%	28%
Securities not deemed other than temporarily impaired	30%	20%	31%	4%	15%	0%

We performed our year-end 2008 OTTI analysis in January 2009. As part of our analysis, we reviewed the securities for any changes in credit ratings during the month of January. In connection with our review, there were no securities downgraded during the month of January 2009.

Based on our methodology, in the first quarter ended March 31, 2009, we recorded an other-than-temporary impairment charge in the amount of $175,000 on two additional securities. The financial conditions and estimated future cash flows had deteriorated during the quarter such that management concluded that an other-than-temporary impairment charge was deemed proper.

4. We have reviewed your proposed disclosures in response to prior comment five from our letter dated April 6, 2009. In light of the significant unrealized losses on your collateralized mortgage obligations, please consider disaggregating the percentage of investments with credit ratings included in the “other” category in your future filings to, at a minimum, disclose the percentage of investments with credit ratings below investment grade. Provide us with your proposed future disclosure.

Management Response:

In future filings, we will disaggregate the “other” category into a “BBB” category (if applicable) and a “Below Investment Grade” category. See below for the disclosure that we included in the May 11, 2009 filing of our Form 10-Q for the quarter ended March 31, 2009.

Type and Year of Issuance	Par Value	Amortized Cost	Fair Value	Aggregate Unrealized Loss	Year-to- date Change in Unrealized Loss	Year-to-date Impairment Charge	Life-to-date Impairment Charge (a)	Ratings
								AAA	AA	A	BBB	Below Investment Grade
Alt-A
2007	$703	$459	$199	$(260)	$(19)	$—	$67	—	—	—	—	100%
2006	782	203	114	(89)	106	85	296	—	12%	—	—	88%
2005	204	174	115	(59)	(31)	—	—	20%	—	—	—	80%
2004 and earlier	10	10	7	(3)	(2)	—	—	100%	—	—	—	—

Total Alt-A	1,699	846	435	(411)	54	85	363	15%	5%	—	—	80%
Prime
2008	113	106	78	(28)	(20)	—	—	100%	—	—	—	—
2007	576	424	176	(248)	(120)	—	114	—	33%	67%	—	—
2006	1,324	1,118	752	(366)	(90)	90	106	—	40%	40%	20%	—
2005	1,005	666	422	(244)	(170)	—	260	67%	22%	—	—	11%
2004 and earlier	821	779	451	(328)	(118)	—	—	62%	30%	4%	4%	—

Total Prime	3,839	3,093	1,879	(1,214)	(518)	90	480	53%	30%	11%	4%	2%

Totals	$5,538	$3,939	$2,314	$(1,625)	$(464)	$175	$843	42%	22%	8%	3%	25%

(a)	Life-to-date impairment charge represents impairment charges recognized subsequent to redemption of the Fund.

Item 11.	Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis. page 12

5. We note your response to prior comment eight from our letter dated April 6, 2009 regarding performance targets. You have not provided an analysis supporting your conclusion that disclosure of the performance targets utilized in determining incentive bonus amounts for your named executive officers for the 2008 fiscal year is not required. Please tell us what those performance targets were. We refer you again to Item 402(b) of Regulation S-K, Instruction 4 thereto and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Management Response:

There are several reasons we believe that the performance targets are confidential. Primarily, we have never disclosed projected net income. We are concerned that projected net income could be misinterpreted as guidance. In the past, we have not released earnings guidance in an attempt to reduce the market’s focus on the short-term, as well as to prevent unrealistic expectations. In addition, projected net income is highly speculative and dependent upon numerous assumptions. Numerous factors, including the downturn in the economy that we are experiencing, could impact projected net income. For this reason, we have kept these numbers confidential. However, upon review of the Staff’s comments, along with Item 402(b) of Regulation S-K, Instruction 4 thereto and Regulation S-K Compliance and Disclosure Interpretation 118.04, we will disclose and thoroughly explain the performance targets in our proxy statement for the 2010 annual meeting of stockholders.

The performance targets for 2008 for our named executive officers were as follows:

Brian L. Vance, Chief Executive Officer (“CEO”), had a target bonus of $80,220, which was 35% of his base salary. Mr. Vance’s target bonus was based upon Heritage’s net income. In order for Mr. Vance to earn his target bonus, Heritage had to achieve 105.67% of its projected net income for the year ended December 31, 2008, or $10,708,212. The plan provides eligibility for a partial bonus payment should a minimum portion of the net income goal be achieved, as well as eligibility for an additional bonus should the net income exceed goal. This range of possible bonuses is detailed below.

Heritage Estimated Net Income	Heritage Net Income as a Percentage of Plan Net Income	Percentage of Potential Bonus
$11,500,000	113.48%	150
$11,125,000	109.78%	140
$11,000,000	108.55%	130
$10,938,212	107.94%	120
$10,823,212	106.81%	110
$10,708,212	105.67%	100
$10,593,279	104.54%	90
$10,478,346	103.40%	80
$10,363,413	102.27%	70
$10,248,480	101.13%	60
$10,133,547	100.00%	50

Because the minimum target was not met, Mr. Vance did not receive a bonus for 2008 based upon the net income target. For 2008, the Board did not recommend a bonus payment to Mr. Vance.

Greg D. Patjens, Executive Vice President, had a target bonus of $28,992, which was 20% of his base salary. Mr. Patjens’ bonus was based upon the following metrics and relative weights: Heritage net income, 10%; Heritage Bank net income, 30%; and individual performance goals, 60%. Mr. Patjens’ individual performance goals consisted of achieving the divisional financial plan (40%), achieving the 2008 strategic goals (30%), implementing the lender transition plan (10%), individual management development (10%) and lender production goals (10%). In order for Mr. Patjens to achieve 100% of the portion of his bonus based on net income, Heritage had to achieve 105.67% of its projected net income for the year ended December 31, 2008, or $10,708,212, and Heritage Bank had to achieve 105.67% of its projected net income for the year ended December 31, 2008, or $9,809,475. The plan provides eligibility for partial bonus payment should a minimum portion of the net income goal be achieved, as well as eligibility for an additional bonus should the net income exceed goal. This eligibility is detailed below.

Heritage Estimated Net Income	Heritage Net Income as a Percentage of Plan Net Income	Heritage Bank Estimated Net Income	Heritage Bank Net Income as a Percentage of Plan Net Income	Percentage of Potential Bonus
$11,500,000	113.48%	$10,534,808	113.48%	150
$11,125,000	109.78%	$10,191,282	109.78%	140
$11,000,000	108.55%	$10,076,773	108.55%	130
$10,938,212	107.94%	$10,020,171	107.94%	120
$10,823,212	106.81%	$9,914,823	106.81%	110
$10,708,212	105.67%	$9,809,475	105.67%	100
$10,593,279	104.54%	$9,704,188	104.54%	90
$10,478,346	103.40%	$9,598,901	103.30%	80
$10,363,413	102.27%	$9,493,614	102.27%	70
$10,248,480	101.13%	$9,388,328	101.13%	60
$10,133,547	100.00%	$9,283,041	100.00%	50

Neither Heritage nor Heritage Bank met the minimum net income target for 2008; therefore, Mr. Patjens did not receive a bonus based on the net income goals for the Company and Heritage Bank.

Mr. Patjens met and exceeded his overall performance goals with a 1.08 rating and therefore was paid $18,787 for 2008. An overall rating of 1.00 indicates the officer fully met expectations. An overall rating of 1.01 to 1.50 indicates the officer exceeded expectations. A rating of 1.51 to 2.00 indicates the officer far exceeded expectations. An overall rating between .5 and 1.00 indicates the officer partially met overall expectations. An overall rating between .25 and .49 indicates the officer only met minimum overall expectations. A rating below .25 indicates the officer failed to achieve minimum expectations. Subjective factors determined by the CEO and objective factors measured analytically are utilized to determine the performance goals rating. As evaluated by the CEO and approved by the Compensation Committee, Mr. Patjens overall rating of 1.08 was achieved in the manner described below.

Description	Weighting (a)	Actual Performance (b)	Weighted Factor (a x b)
Achieve Divisional Financial Plan	40%	0.75	0.30
Achieve 2008 Strategic Goals	30%	1.25	.37
Lender Transition Plan	10%	1.25	.13
Individual Management Development	10%	1.50	.15
Lender Production Goals	10%	1.25	.13
Total	100%
Individual Performance Factor			1.08

As described above, individual performance goals equate to 60% of Mr. Patjens’ target bonus, or $17,395. Mr. Patjens’ overall performance rating of 1.08 multiplied by $17,395 resulted in his 2008 bonus payment of $18,787.

Donald J. Hinson, Chief Financial Officer, had a target bonus of $18,756, which was 15% of his base salary. Mr. Hinson’s bonus was based upon the following metrics and relative weights: Heritage net income, 10%; Heritage Bank net income, 30%; and individual performance goals, 60%. The Heritage and Heritage Bank net income goals were the same as those for Mr. Patjens. The plan provides for eligibility for partial bonus payment should a minimum portion of the net income goal be achieved, as well as eligibility for an additional bonus should net income exceed goals. This eligibility is the same as those for Mr. Patjens. Because Heritage and Heritage Bank did not meet the minimum net income target for 2008, Mr. Hinson did not receive any bonus based on the net income goals for the Company and Heritage Bank.

Mr. Hinson’s individual performance goals consisted of Board financial reporting (15%), investment portfolio management (30%), asset and liability management (15%), investor relations (20%) and financial performance strategies (20%). The rating range from .25 to 1.50 and have the same meanings as described above for Mr. Patjens. Mr. Hinson fully met and exceeded his overall performance goals with a 1.18 rating and therefore was paid $13,279 for 2008. Subjective factors determined by the CEO and objective factors measured analytically are utilized to determine the performance goals rating. As evaluated by the CEO and approved by the Compensation Committee, Mr. Hinson’s overall rating of 1.18 was achieved in the manner described below.

Description	Weighting (a)	Actual Performance (b)	Weighted Factor (a x b)
Board Financial Reporting	15%	1.5	.23
Investment Portfolio Management	30%	1.25	.38
ALCO	15%	1.5	.22
Investor Relations	20%	1.00	.20
Financial Performance	20%	.75	.15
Total	100%
Individual Performance Factor			1.18

As described above, individual performance goals equate to 60% of Mr. Hinson’s target bonus, or $11,254. Mr. Hinson’s overall performance rating of 1.18 multiplied by $11,254 equates to his 2008 bonus payment of $13,279.

D. Michael Broadhead, President of Central Valley Bank, had a target bonus of 30% of the bonus pool for Central Valley Bank. Central Valley Bank’s 2008 bonus pool was 50% of net income achieved over the profit threshold of $1,600,000 with a maximum pool of $110,000. The actual pool was $106,400, which resulted in a bonus of $28,000 for Mr. Broadhead for 2008.

Donald V. Rhodes did not receive a bonus for 2008. Mr. Rhodes may receive bonuses as determined by the Board of Directors at its discretion, but is not included in the management incentive bonus plan. The Board did not consider a bonus for Mr. Rhodes for 2008.

6. We note in your response to prior comment nine from our letter dated April 6, 2009 that, historically, the Compensation Committee has not engaged in benchmarking of total compensation. Please address the comment with respect to any material element of compensation. Also, please tell us how the Compensation Committee used the industry surveys, disclosed on page 12 of the proxy statement, of compensation for comparable positions with similar institutions in the State of Washington, the Pacific Northwest and the United States.

Management Response:

Although Heritage has not engaged in benchmarking of total compensation, in 2007 management engaged an independent consulting firm to review long-term incentive alternatives and to design a long-term incentive program for Heritage Bank’s employees and that analysis involved peer group data. The analysis provided typical target and maximum ranges for equity as a percentage of salary, based on typical equity granting practices in financial institutions between $500 million and $1 billion. The data was compiled from an independent consultant’s proprietary databases and experience with institutions of that size. The analysis also provided the three-year average value of equity grants as a percentage of salary for five executive officers, based on a peer group of 19 West Coast financial institutions. The peer group was selected by the independent consultant and was based on proxy statement data filed with the SEC. The 19 West Coast financial institutions utilized in the peer group data were as follows:

Northern Empire Bancshares	Cascade Financial Corporation	AmericanWest Bancorporation
First Mutual Bancorporation	Horizon Bank	North Valley Bancorp
PremierWest Bancorp	Rainier Pacific Financial Group	Columbia Bancorp
Bank of Marin	City Bank	Pacific Continental Corporation
Washington Banking Company	First Northern Community Bancorp	American River Bankshares
North Bay Bancorp	Riverview Bancorp	Timberland Bancorp
Bank of Commerce Holdings

Based on the information provided, the independent consultant recommended an equity plan design that included equity awards as a percentage of salary and the proposed weighting of performance incentives. Based on the recommendations made by the independent consultant, Heritage selected a performance-based equity compensation granting guideline which management utilizes to recommend equity grants to the Compensation Committee.

Heritage will, as needed, on a periodic basis utilize data compiled by an outside vendor to evaluate material components of compensation. The most recent engagement of an outside consultant was in 2007, as discussed above. Additionally, management utilizes various compensation surveys to obtain a general understanding of current base salary, salary range and total cash compensation trends of competitors to ensure that executive compensation is not grossly out of line with competitors of a similar size or within our market areas. In 2007 and 2008, management purchased a Northwest Financial Industry Salary Survey. The peer group selected for comparison of base and total cash compensation consisted of public and private financial institutions in Western Washington and Western Oregon with between $500 million and $2 billion in assets. This selected peer group consisted of 18 Northwest Banks, excluding Heritage Bank, which are listed below:

Cascade Bank	Horizon Bank	Riverview Community Bank
City Bank	Kitsap Bank	Skagit State Bank
Columbia River Bank	Pacific Continental Bank	South Valley Bank and Trust
First Federal S&L of Port Angeles	Peoples Bank	The Bank of the Pacific
First Independent Bank	PremierWest Bank	Timberland Bank
First Mutual Bank	Rainier Pacific Bank	Whidbey Island Bank

Our review of the information obtained reflected that generally our base salary and total cash compensation lags that of the companies surveyed. However, management did not recommend any significant changes to named executive officer base salary or salary ranges. The following table supports the analysis of comparing three of the Heritage Named Executive Officers to the industry survey results:

		Base Salary			Total Cash
Heritage Named Executive Officers	Compare to Survey	# of Firms	Mean	50th Percentile	Mean	50th Percentile
Chief Executive Officer	Chief Executive Officer	14	-10.60%	-6.40%	-83.60%	-42.90%
Chief Financial Officer	Chief Financial Officer	15	-13.75%	-9.79%	-26.02%	-22.20%
EVP Community Banking	Chief Lending Officer	9	-0.86%	-1.16%	-14.22%	-26.33%

Management discussed with the Compensation Committee the results of an analysis of our salary ranges utilizing industry survey data and recommended a slight increase to Heritage Bank salary ranges. This was discussed with the Compensation Committee and subsequently approved in February 2008. This change to salary ranges impacted all staff and executive positions at an overall average increase to salary ranges of 3.12%. However, the actual increase to the pay ranges of the named executive officers was minimal. Mr. Vance’s salary range increased by .49% over the prior year range midpoint. Mr. Patjens and Mr. Hinson’s salary range increased by .52% over the prior year range midpoint. Mr. Rhodes and Mr. Broadhead have not been assigned to a salary range.

If the Compensation Committee or management engages in further benchmarking analysis, we will disclose it in the proxy statement and will explain exactly how benchmarking was used.

Compensation Committee Report, page 23

7. We note your response to prior comment ten from our letter dated April 6, 2009. Please explain the basis for your conclusion that inclusion of the Compensation Committee certification in the Compensation Committee Report in your proxy statement was not appropriate or required. We note that the Compensation Committee was required to review incentive compensation arrangements with your senior risk officers within 90 days of your Capital Purchase Program Transaction. We also note that the Compensation Committee certification relates to those reviews and that the Compensation Committee certification is not contingent on any certifications your Chief Executive Officer must make related to your Capital Purchase Program transaction.

Management Response:

On January 16, 2009, the United States Department of the Treasury published an interim final rule in 31 C.F.R. Part 30, which amended and clarified the interim final rule in 31 C.F.R. Part 30 it published on October 20, 2008. The January 2009 interim final rule established a “compliance reporting regime relating to the executive compensation requirements set forth in the October Interim Final Rule and this interim final rule.”

The first certification required under the January interim final rule was due within 120 days of the date of the closing date of the securities purchase agreement between the financial institution and the Treasury. This certification requires the financial institution’s chief executive officer to certify that the compensation committee “has reviewed the SEO compensation agreements with the senior risk officers … to ensure that the SEO incentive compensation arrangements do not encourage the SEOs to take unnecessary and excessive risks that could threaten the value of the financial institution.”

As a result of the similarity between this certification and the compensation committee certification, we interpreted the requirements to mean that the initial certification would be part of the CEO certification to be provided to the TARP Chief Compliance Officer and that future certifications were to be included in the Compensation Committee Reports contained in definitive annual meeting proxy statements. However, we now understand that the Compensation Committee certification is not contingent on any certifications our Chief Executive Officer must make related to our Capital Purchase Program transaction. Although the Compensation Committee certification did not appear in our 2009 annual meeting proxy statement, please be advised that the Compensation Committee did in fact engage in the reviews required by 31 C.F.R. Part 30, Question 3. Future proxy statements will contain the required Compensation Committee certification.

Item 15.	Exhibits and Financial Statement Schedules, page 43

8. We note your response to prior comment twelve from our letter dated April 6, 2009. Please amend your l0-K to include the letter of understanding and the Incentive Plan in the exhibit index. File the letter of understanding and the Incentive Plan as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Management Response:

The Letter of Understanding with Donald V. Rhodes and the 2009 Management Incentive Plan were included as exhibits to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 11, 2009. If it would be beneficial, we can also amend the Annual Report on Form 10-K for the year ended December 31, 2008 to include the Letter of Understanding and the 2008 Management Incentive Plan.

Form 8-K filed April 30, 2009

9. We note your presentation of “average tangible equity” and “tangible book value per common share.” These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8- Ks, you should provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

Management Response:

Prior to any future disclosure of non-GAAP measures such as “average tangible equity” and “tangible book value per common share,” or any other non-GAAP measures, management will through the review of appropriate regulations and the use of legal counsel verify the following:

•

To the extent this information is disclosed in filings with the Commission, we will comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the information as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that we disclose this information in future Item 2.02 Form 8- Ks, we will provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent we disclose or release publicly any material information that includes a non-GAAP measure, we will be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

10. We note reference to the four town hall meetings held during the fourth quarter of 2008 at which customers, prospective customers and shareholders were present. Please tell us if any material nonpublic information regarding Heritage Financial Corporation or its securities was disclosed at any of those meetings.

Management Response:

Please be advised for purposes of clarification, that the four town hall meetings were held during the first quarter of 2009 on March 10, 2009, March 11, 2009, March 12, 2009 and March 20, 2009. We believe all material financial information was either disclosed or may be derived from our reports filed on Form 10-Q during or on Form 10-K or the year ended December 31, 2008 filed prior to these meetings. We believe the additional information provided does not constitute material nonpublic information regarding Heritage Financial Corporation or its securities.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (360) 570-7379.

Sincerely,

/s/ Donald J. Hinson
Donald J. Hinson
SVP, Chief Financial Officer

cc:	William J. Schroeder, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Michael Seaman, Securities and Exchange Commission